Schneider Electric

RECEIVED

2004 DEC -3 A 11: 12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 1st, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

04046807

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Press releases:
  - Schneider Electric acquires Abacus Engineered Systems to creat industry leader in energy performance (annex 1)

- Information published in the BALO:
  - Consolidated turnover for the third semester 2004, BALO n° 135 (no English translation available).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 12/21

Merlin Gerin
Square D
Telemecanique

Schneider Electric SA
Société anonyme au capital de 1 865 553 416 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre
Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Schneider Electric

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Schneider Electric

Press release

Schneider Electric Acquires Abacus Engineered Systems To Create Industry Leader in Energy Performance

Rueil-Malmaison, (France), November 24th, 2004 - Schneider Electric announced today the acquisition of Abacus Engineered Systems, a US-based leading provider of facility energy and engineering solutions, with sales of approximately $30 million in 2003 and 86 employees.

Since 1985, Abacus Engineered Systems has played a key role in helping customers maximize their facility's comfort and efficiency. Its goal is to develop custom solutions that lower operating costs and improve safety. Abacus provides complete building installations analysis, design and post-construction services from its Seattle headquarters as well as its offices in New York, Pennsylvania, Oregon, Virginia, Massachusetts and Arizona, and specializes in ensuring facilities operate efficiently.

In 2004, Frost & Sullivan recognized Abacus as the high performance leader in energy services and ASHRAE (American Society of Heating, Refrigerating and Air-Conditioning Engineers) honored Abacus with technology award. More information is available on www.abacus-engr.com.

Both Abacus and TAC Energy Solutions division deliver energy performance and engineering solutions to education, state and local governments, health facilities, the telecommunications industry and the military. TAC Energy Solutions has a strong market presence in the Southwest, Midwest and the Southeast United States that is very complementary to the positions of Abacus in the Northwest, Mid-Atlantic and Northeast regions. Abacus will be merged into TAC Energy Solutions division.

"Combining Abacus and TAC Energy Solutions creates the fastest growing and most innovative company in the energy performance industry", said Eric Pilaud, Executive Vice President - Strategic Deployment of Schneider Electric. "Both companies share a commitment to delivering long-term solutions for managing their customers' energy needs, enabled by their technical expertise and very strong experience. Abacus will benefit from the resources of TAC and Schneider Electric, while TAC will gain from the engineering and marketing expertise of Abacus."

About TAC

TAC has been acquired in June 2003 by Schneider Electric, the world's specialist in power and control, followed by Andover Controls in May 2004. TAC and Andover Controls have been combined by Schneider Electric to create its new growth platform in the building automation industry, with 2,700 employees and combined sales of approximately €500 million in 2003. This new entity, Tour Andover Controls, provides added value to customers through building services for indoor climate, security and use of energy, delivered with advanced technology and integrated solutions for building IT. More information is available on the Internet at www.tac.com and www.andovercontrols.com.

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, and energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €8.8 billion in 2003 through 13,000 sales outlets.

Schneider Electric: Giving the best of the New Electric World, to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46